Exhibit (a)(5)(D)

The Toro Company Commences Dutch Auction Tender Offer to Repurchase 2,500,000 of Its Shares

BLOOMINGTON, Minn., March 17 /PRNewswire-FirstCall/ — The Toro Company (NYSE: TTC) today commenced its previously announced Dutch auction self-tender offer for up to 2,500,000 shares, or approximately 10.3%, of its outstanding common stock, at prices ranging from $56.50 to $60.00 per share, or a total of $141.3 Million to $150.0 Million if Toro purchases the maximum number of shares. The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, April 14, 2004, unless Toro extends the tender offer.

Toro’s Board of Directors has authorized this tender offer as a prudent use of financial resources given Toro’s business, assets and current stock price, and an efficient means to provide value to stockholders. The offer represents an opportunity for Toro to return cash to stockholders who elect to tender their shares while at the same time increasing non-tendering stockholders’ proportional interest in Toro. Toro believes the tender offer, if completed, will be accretive to earnings per share.

Neither Toro nor its Board of Directors, dealer manager, depositary or information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase to Toro.

The dealer manager for the tender offer is Banc of America Securities LLC and the information agent is Morrow & Co., Inc. The depositary is Wells Fargo Bank, N.A. The offer to purchase and related documents are being mailed to stockholders of record and will be made available for distribution to beneficial owners of Toro’s shares. For questions or information, please call the information agent toll free at (800) 607-0088.

The Toro Company is a leading worldwide provider of outdoor maintenance and beautification products for home, recreation and commercial landscapes.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Toro’s common stock. The solicitation of offers to buy shares of Toro common stock will only be made pursuant to the offer to purchase and related materials that Toro will send to its stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the offer. Stockholders will be able to obtain the offer to purchase and related materials for free at the SEC’s website at www.sec.gov or from our information agent, Morrow & Co., Inc., by calling (800) 607-0088. We urge stockholders to carefully read those materials prior to making any decisions with respect to the tender offer.

Safe Harbor

Statements made in this news release, which are forward-looking, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. These uncertainties include factors that affect all businesses operating in a global market as well as matters specific to Toro. Particular risks and uncertainties facing the company’s overall financial position at the present include the threat of further terrorist acts and war, which may result in contraction of the U.S. and worldwide economies; slow growth rate in global and domestic economies, resulting in rising unemployment and weakened consumer confidence; our ability to achieve the goals for the “6+8” growth and profit improvement program which is intended to improve our revenue growth and after- tax return on sales; the company’s ability to achieve sales growth and double-digit diluted earnings per share growth in fiscal 2004; unforeseen product quality problems in the development and production of new and existing products; potential issues with moving production between facilities; increased dependence on The Home Depot as a customer for the residential segment; reduced government spending for grounds maintenance equipment due to reduced tax revenue and tighter government budgets; elimination of shelf space for our products at retailers; changes in raw material costs, including higher oil, steel and aluminum prices; financial viability of distributors and dealers; governmental restriction on water usage and water availability; market acceptance of existing and new products; and increased and adverse changes in currency exchange rates or raw material commodity prices and the costs we incur in providing price support to international customers and suppliers. In addition to the factors set forth in this paragraph, market, economic, financial, competitive, weather, production and other factors identified in Toro’s quarterly and annual reports filed with the Securities and Exchange Commission, could affect the forward-looking statements in this press release. Toro undertakes no obligation to update forward-looking statements made in this release to reflect events or circumstances after the date of this statement.

SOURCE The Toro Company

03/17/2004

CONTACT: Investor Relations, Stephen P. Wolfe, Vice President, CFO, +1-952-887-8076, or Tom Larson, Assistant Treasurer, +1-952-887-8449, or Media Relations, Connie Hawkinson, Toro Media Relations, +1-952-887-8984, pr@toro.com

Web site: http://www.toro.com